

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2021

Robert Mattacchione
Chief Executive Officer
Novo Integrated Sciences, Inc.
11120 NE 2nd Street, Suite 100
Bellevue, WA 98004

Re: Novo Integrated Sciences, Inc.
Registration Statement on Form S-3
Filed June 8, 2021
File No. 333-256892

Dear Mr. Mattacchione:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Folake Ayoola, Senior Counsel, at 202-551-3673 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Laura Anthony